 Exhibit 99.1

Oncolytics Biotech® to Present REOLYSIN® Safety Data in combination with chemotherapy at ESMO 2017 Congress

Announces end-of-phase 2 meeting with the U.S. Food and Drug Administration

CALGARY and SAN DIEGO, July 26, 2017 /CNW/ - Oncolytics Biotech® Inc. (Oncolytics or the Company) (TSX:ONC) (OTCQX:ONCYF) today announced that two abstracts describing both pooled safety and tolerability data and the mechanism of REOLYSIN®, also known as pelareorep®, have been selected for poster presentation (display) at the European Society for Medical Oncology (ESMO) 2017 Congress. The abstracts will be published online on the ESMO website at 3:05 ET on Wednesday, August 30.  The conference is taking place from September 8-12, 2017, in Madrid, Spain.

"The pooled analysis of patients treated with intravenous pelareorep is the largest safety database available for this class of agents in combination with chemotherapy," said Dr. Andres Gutierrez, Chief Medical Officer at Oncolytics Biotech. "While our efficacy in metastatic breast cancer announced earlier this year at AACR was captivating, the safety component of pelareorep increases the benefit-risk ratio of the therapy and supports its further development. We are particularly excited to present these results as other immuno-oncology agents in the same class have had limited or no experience with systemic administration."

Publication number:	1193P
Title:	Pooled data analysis of the safety and tolerability of intravenous Pelareorep in combination with chemotherapy in 500 + cancer patients
Lead Author:	Dr. Andres Gutierrez, Oncolytics Biotech

Publication number:	523P
Title:	Mechanism of Pelareorep (Pel)-mediated cell death in a Phase I study in combination with irinotecan/ fluorouracil/ leucovorin/ bevacizumab (FOLFIRI/B) in patients with KRAS mutant metastatic colorectal cancer (mCRC)
Lead Author:	Dr. Sanjay Goel, Montefiore Medical Center, NY

The Company also announced that it has been granted an End-of-Phase 2 meeting with the United States Food and Drug Administration (FDA), taking place in August 2017. The meeting will address registration pathways for REOLYSIN® for the treatment of metastatic breast cancer, the indication for which the FDA has granted Fast Track designation. The Company expects to announce the outcome of this meeting in the fourth quarter of 2017.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing REOLYSIN, an immuno-oncology viral-agent, as a potential treatment for a variety of tumor types. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype through innate and adaptive immune responses to treat a variety of cancers. Oncolytics' clinical development program emphasizes three pillars: chemotherapy combinations to trigger selective tumor lysis; immuno-therapy combinations to produce adaptive immune responses; and immune modulator (IMiD) combinations to facilitate innate immune responses.  Oncolytics is currently planning its first registration study in breast cancer, as well as studies in combination with checkpoint inhibitors and IMiD/targeted therapies in solid and hematological malignancies.  For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's belief as to the potential of REOLYSIN as a cancer therapeutic; the Company's expectations as to the success of its research and development programs in 2017 and beyond, the Company's planned operations, the value of the additional patents and intellectual property; the Company's expectations related to the applications of the patented technology; the Company's expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

View original content: http://www.newswire.ca/en/releases/archive/July2017/26/c8529.html

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For further information: Oncolytics Investor & Media Contact: Oncolytics Biotech Inc., Michael Moore, Vice President, Investor Relations & Corporate Communications, 858-886-7813, mmoore@oncolytics.ca

CO: Oncolytics Biotech Inc.

CNW 07:00e 26-JUL-17